FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 12, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RBS Investor Seminar: Corporate and Institutional Banking ("CIB")

12 November 2015

The Royal Bank of Scotland Group ("RBS") will be hosting an Investor Seminar on its Corporate & Institutional Banking ("CIB") business today at 1.30pm (GMT).

The Seminar will provide an overview of RBS's Go-forward CIB business as well as CIB Capital Resolution (CIB Exit bank assets being run-down and managed for value). In addition the seminar will highlight CIB's connectivity with the rest of RBS; primarily the mid and large size corporates served by Commercial and Private Banking ("CPB").

A live webcast and presentation slides will be available at www.rbs.com/presentations. A replay and transcript will also be made available on the website after the event.

For further information:

RBS Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

RBS Media Relations
+44 (0) 131 523 4205

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions.
In particular, this document includes forward-looking statements relating, but not limited to: The Royal Bank of Scotland Group plc's (RBS) transformation plan (which includes RBS's 2013/2014 strategic plan relating to the implementation of its new divisional and functional structure and the continuation of its balance sheet reduction programme including proposed divestments, RBS's information technology and operational investment plan, the proposed restructuring of RBS's CIB business into a Go-Forward Bank and an Exit Bank and the restructuring of RBS as a result of the implementation of the regulatory ring-fencing regime into a non-ringfenced bank, referred to in this document as "CIB and CPB working together", and a ring-fenced bank, together the "Transformation Plan"), as well as restructuring, cost reduction, capital and strategic plans, ring-fencing regime planning, information or data presented in respect of all or any of CIB Go-Forward (or "CIB GF"), CIB Capital Resolution (or "CIB CR"), CIB NRFB or Exit Bank, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios, liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), return on equity (ROE), Income, Funded Assets, adjusted costs (Adj. costs), profitability, cost:income ratios, loan:deposit ratios, capital raising plans, funding and risk profile; RBS's future financial performance; the level and extent of future impairments and write-downs; and RBS's exposure to various types of market risks. References to "RBS" may also be applicable to CIB and CPB working together, CIB Go-Forward (or "CIB GF"), CIB Capital Resolution (or "CIB CR"), CIB NRFB or Exit Bank and other constituent parts of these businesses or RBS. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which CIB Go-Forward (or "CIB GF"), CIB Capital Resolution (or "CIB CR"), CIB NRFB or Exit Bank could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk and other disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.
Other factors that could adversely affect our results and the accuracy of forward-looking statements in this document include the risk factors and other uncertainties discussed in the 2014 Annual Report and Accounts. These include the significant risks for RBS presented by the execution of the Transformation Plan; RBS's ability to successfully implement the various initiatives that are comprised in the Transformation Plan, particularly the balance sheet reduction programme including the divestment of Williams & Glyn and its remaining stake in CFG, the proposed restructuring of its CIB business and the significant restructuring undertaken by RBS as a result of the implementation of the ring fence; whether RBS will emerge from implementing the Transformation Plan as a viable, competitive, customer focused and profitable bank; RBS's ability to achieve its capital targets which depend on RBS's success in reducing the size of its business; the cost and complexity of the implementation of the ring-fence and the extent to which it will have a material adverse effect on RBS; the risk of failure to realise the benefit of RBS's substantial investments in its information technology and operational infrastructure and systems, the significant changes, complexity and costs relating to the implementation of the Transformation Plan, the risks of lower revenues resulting from lower customer retention and revenue generation as RBS refocuses on the UK as well as increasing competition. In addition, there are other risks and uncertainties. These include RBS's ability to attract and retain qualified personnel; uncertainties regarding the outcomes of legal, regulatory and governmental actions and investigations that RBS is subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBS of unfavourable outcomes; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBS operates; uncertainty relating to the referendum on the UK's membership of the EU and the consequences arising from it; operational risks that are inherent in RBS's business and that could increase as RBS implements its Transformation Plan; the potential negative impact on RBS's business of actual or perceived global economic and financial market conditions and other global risks; how RBS will be increasingly impacted by UK developments as its operations become gradually more focused on the UK; uncertainties regarding RBS exposure to any weakening of economies within the EU and renewed threat of default or exit by certain countries in the Eurozone; the risks resulting from RBS implementing the State Aid restructuring plan including with respect to the disposal of certain assets and businesses as announced or required as part of the State Aid restructuring plan; the achievement of capital and costs reduction targets; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by RBS; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; changes in the credit ratings of RBS; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; regulatory or legal changes (including those requiring any restructuring of RBS's operations); changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies and continued prolonged periods of low interest rates; changes in UK and foreign laws, regulations, accounting standards and taxes; impairments of goodwill; the high dependence of RBS's operations on its information technology systems and its increasing exposure to cyber security threats; the reputational risks inherent in RBS's operations; the risk that RBS may suffer losses due to employee misconduct; pension fund shortfalls; the recoverability of deferred tax assets; HM Treasury exercising influence over the operations of RBS; limitations on, or additional requirements imposed on, RBS's activities as a result of HM Treasury's investment in RBS; and the success of RBS in managing the risks involved in the foregoing.
The forward-looking statements contained in this document speak only as of the date of this document, and RBS does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.
ENDS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 November 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary